UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  June 9, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME


On 31 January 2008 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount of up to DKK 2 billion in the period from 31 January 2008 to 6 August 2008.

Since the announcement as of 2 June 2008, the following transactions have been made under the programme:

                     NUMBER OF SHARES           AVERAGE     TRANSACTION
                                         PURCHASE PRICE      VALUE, DKK
ACCUMULATED, LAST
ANNOUNCEMENT                3,927,907                     1,272,926,351
2 June 2008                    45,000          310.2200      13,959,900
3 June 2008                    25,000          308.9400       7,723,500
4 June 2008                    45,000          312.2000      14,049,000
6 June 2008                    75,000          318.9100      23,918,250

ACCUMULATED, 2008           4,117,907                     1,332,577,001


Transactions related to Novo Nordisk's incentive programmes have resulted in a net sale by Novo Nordisk of 70 B shares. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 28,781,920 treasury shares, corresponding to 4.5% of the share capital. The total amount of shares in the company is 646,960,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care, In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy, Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society, With headquarters in Denmark, Novo Nordisk employs approximately 26,000 employees in 80 countries, and markets its products in 179 countries, Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London, Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO', For more information, visit novonordisk,com.

Further information:

Media:                      Investors:

Outside North America:      Outside North America:
Elin K Hansen               Mads Veggerby Lausten
Tel: (+45) 4442 3450        Tel: (+45) 4443 7919
ekh@novonordisk,com         mlau@novonordisk,com

                            Hans Rommer
                            Tel: (+45) 4442 4765
                            hrmm@novonordisk,com


In North America:           In North America:
Sean Clements               Christian Qvist Frandsen
Tel: (+1) 609 514 8316      Tel: (+1) 609 919 7937
secl@novonordisk,com        cqfr@novonordisk,com


Stock Exchange Announcement no 33 / 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 9, 2008                            NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer